SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

REALNETWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

75605L 10 4
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Robert Kimball
Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary
RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, Washington 98121
(206) 674-2700
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Patrick J. Schultheis, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, Washington 98104-7036
(206) 883-2500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits

Attached is the Notice of Annual Meeting of Shareholders and Definitive Proxy Statement for the Annual Meeting of Shareholders of RealNetworks, Inc. (the “Company”) to be held on September 21, 2009 (the “Proxy Statement”), which contains a proposal submitted to the Company’s shareholders to approve amendments to the Company’s existing equity plans to permit a one-time voluntary stock option exchange program (the “Option Exchange Program”). The Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Option Exchange Program will only be commenced, if at all, if shareholders approve the amendments to the Company’s existing equity plans to permit the Option Exchange Program.
RealNetworks has not commenced the Option Exchange Program and will not do so unless it receives the requisite shareholder approval at its 2009 Annual Meeting of Shareholders. If the option exchange program is approved and RealNetworks determines to implement the program, it will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). Persons who may be eligible to participate in the Option Exchange Program are urged to read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program. These documents, including the Tender Offer Statement and the Schedule TO, will be available free of charge from the SEC’s website at www.sec.gov and from RealNetworks upon written request to Investor Relations Department, RealNetworks, Inc., P.O. Box 91123, Seattle, Washington 98111-9223.
Item 12. Exhibits

Exhibit No.	Document

99.1	Notice of Annual Meeting of Shareholders and Proxy Statement for the 2009 Annual Meeting of Shareholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 12, 2009)